SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2012

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1, 3000 Leuven

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-169514), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065) AND FORM S-8 (FILE NO. 333-178664) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On June 28, 2012, Anheuser-Busch InBev SA/NV (“AB InBev”), a public company organized under the laws of Belgium, Anheuser-Busch International Holdings, Inc., a Delaware corporation (“ABI Holdings”), Anheuser-Busch México Holding, S. de R.L. de C.V., a Mexican corporation (“ABI Sub”), Grupo Modelo, S.A.B. de C.V., a publicly traded Mexican variable stock corporation (the “Grupo Modelo”) and Diblo, S.A. de C.V. (“Diblo”), a subsidiary of Grupo Modelo, entered into a Transaction Agreement (the “Transaction Agreement”). The Transaction Agreement provides, subject to the terms and conditions contained therein, for the acquisition by AB InBev of the remaining equity of Grupo Modelo that is not currently owned by AB InBev. The transaction is structured to occur in a series of steps. Following the satisfaction or waiver of certain conditions to closing, Diblo will be merged with and into Grupo Modelo (the “Diblo Merger”) and, simultaneously therewith, Dirección de Fábricas, S.A. de C.V., a leading glass bottle manufacturer in Mexico with output largely dedicated to Grupo Modelo, will also be merged with and into Grupo Modelo (the “Dirección Merger”, and together with the Diblo Merger, the “Mergers”). As a result of the Mergers and the subscription by AB InBev to purchase from Diblo 6,050,000 of Diblo Series B-II shares immediately prior to the Mergers, AB InBev will hold 50.3% of the capital stock of Grupo Modelo upon completion of the Mergers.

The completion of the Diblo Merger is subject to certain conditions, including, among others (i) approval of the shareholders of Grupo Modelo and Diblo, (ii) the expiration or termination of the applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other regulatory approvals, and (iii) certain other closing conditions. In connection with the execution of the Transaction Agreement, AB InBev entered into letter agreements with certain shareholders of Grupo Modelo under which such shareholders committed to vote in favor of the transactions contemplated by the Transaction Agreement. In addition, the completion of the Dirección Merger is conditioned upon the consummation of the Diblo Merger and other customary closing conditions.

Following completion of the Mergers, ABI Sub will commence an all-cash tender offer for all outstanding Grupo Modelo shares for USD 9.15 per share, or an aggregate transaction value of USD 20.1 billion. Once commenced, the tender offer will be held open for 20 business days unless extended. Following the settlement of the tender offer, AB InBev will establish a trust that will accept further tenders of shares by Grupo Modelo shareholders over a period of up to 25 months after the tender offer closing. The tender offer is not subject to any minimum tender condition or any financing condition.

AB InBev has also agreed to various covenants and agreements in the Transaction Agreement, including, among other things, to (i) preserve Grupo Modelo’s name, its existence and the location of its headquarters in Mexico, (ii) continue certain indemnification obligations for current and former Grupo Modelo officers and directors, and (iii) provide substantially similar compensation and benefits to Grupo Modelo employees for one year after the closing of the Mergers.

In addition, AB InBev and Grupo Modelo have committed to use reasonable best efforts to obtain the required antitrust approvals, provided that neither party is required to (i) take any action, propose, negotiate, commit to or effect any divestiture, hold separate condition or any other undertaking, condition, remedy, restriction, obligation, consent decree, settlement, stipulation, commitment, action or agreement that would reasonably be expected to result in adverse valuation effects (after giving effect to net after-tax proceeds or other benefits, calculated on a net-present value basis) exceeding USD 3 billion to (A) the business, results of operations or financial condition of (x) Grupo Modelo and its subsidiaries or (y) AB InBev and its subsidiaries (before or after the merger and tender offer) or (B) any anticipated benefits (net of costs associated therewith) reasonably expected to result to AB InBev, Grupo Modelo and their respective subsidiaries from the merger or tender offer, or (ii) divest, split (with respect to asset, brand, brand family, trademarks or geography), license any rights with respect to, or agree to other actions, commitments or restrictions with respect to the Budweiser, Bud Light, Michelob, Corona or Modelo brand families or any extension thereof, the operation of the business of such brand families or the tangible or intangible assets or property (including IP and contracts) used primarily in connection with such brand families.

The Transaction Agreement also includes termination rights for both AB InBev and Grupo Modelo. In the event that the Transaction Agreement is terminated under certain circumstances where all conditions to closing have been satisfied other than the receipt of certain antitrust approvals, AB InBev will be required to pay Grupo Modelo, as agent for the holders of Grupo Modelo’s Series A and Series C shares, a termination fee equal to USD 650 million.

In connection with the transaction, AB InBev and two of Grupo Modelo’s shareholders (the “Shareholders”) have entered into agreements with AB InBev providing for the subscription and purchase by the Shareholders of deferred share entitlements of AB InBev for USD 1.5 billion in the aggregate, the underlying shares for which will be delivered within five years of closing of the tender offer. The Shareholders have agreed to serve on the Board of Directors of AB InBev following the settlement of the tender offer and AB InBev has agreed to use reasonable best efforts to nominate and cause these individuals to be elected to the Board of Directors for a term of at least four years. The Shareholders will also agree to a non-competition provision for 3 years after the settlement of the tender offer.

The foregoing description of the Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Transaction Agreement which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        The Transaction Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information, or provide any other factual information, about AB InBev, Grupo Modelo or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Transaction Agreement are made only for purposes of such agreement and are as of specific dates; are solely for the benefit of the parties thereto (except as specifically set forth therein); may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties, instead of establishing these matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AB InBev or Grupo Modelo or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in AB InBev’s public disclosures or public disclosures concerning Grupo Modelo.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Transaction Agreement by and among Grupo Modelo, S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of June 28, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: July 2, 2012	By:	/s/ Benoit Loore
		Name:	Benoit Loore
		Title:	VP Legal Corporate